Domark International, Inc.
                             1809 East Broadway #125
                              Oviedo, Florida 32765

December 31, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

     Re: Domark International, Inc.
         Item 4.01 Form 8-K/A #1
         Filed November 17, 2008
         File No. 333-136247

Dear Mr. Kempf and Mr. Littlepage:

Below are the responses to your comments on to your letter of November 18, 2008:

Form 8-K
Item 4.01

     1. We reiterate comment I of our letter dated October 9, 2008. Please clarify the disclosure in the fourth and fifth paragraphs of Item 4.01 of your Form 8-K. Your disclosure should clearly state whether there have been disagreements and/or reportable events during your two years most recent fiscal and any subsequent interim period through the date of dismissal of your prior auditor.

     We have noted your comment and revised the disclosure.

     2. Similarly, we reiterate comment 2 of our letter dated October 9, 2008. Please clarify the eighth paragraph of Item 4.01 of your Form 8-K. Your disclosure should clearly state whether there were consultations with your new accountant during the two most recent fiscal years and the subsequent interim periods, prior to September 8, 2008, the date your new accountant was engaged.

     We have noted your comment and revised the disclosure.

The Company hereby acknowledges:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     * Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ R. Thomas Kidd
----------------------------------
R. Thomas Kidd
Chief Executive Officer
Date: December 31, 2008